Exhibit 11

Computation of Per Share Earnings
(Dollars in thousands, except per share data)

Net income	$28,008
Net income attributable to noncontrolling interest, net of tax	36
Net income attributable to Heartland	28,044
Preferred dividends and discount	(7,640)
Net income available to common stockholders for the year ended December 31, 2011	$20,404
Weighted average common shares outstanding	16,436,951
Assumed incremental common shares issued upon exercise of stock options and common stock warrant	138,555
Weighted average common shares for diluted earnings per share	16,575,506
Earnings per common share - basic	$1.24
Earnings per common share - diluted	$1.23